RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

Tel: (503) 615-1100

August 14, 2007

VIA EDGAR

Kathy Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: RadiSys Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on March 2, 2007

Forms 8-K Dated February 7, 2007 and April 26, 2007

File No. 000-15175

Dear Ms. Collins:

This letter sets forth the response of RadiSys Corporation (the “Company”) to the Staff’s comments to the above-referenced filing received by letter dated July 31, 2007 (the “Comment Letter”).

General

1.	We note on page 7 that you market and sell your products in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

Company Response: The Company sells products in Israel but no other countries in the Middle East or Africa.

Note 1 - Significant Accounting Policies - Revenue Recognition. page 28

2.	We note that you sell hardware and software products although it is not clear from your disclosure what accounting literature you are relying on for each related to your revenue recognition policy. Clarify your revenue recognition policy for each of your product groups including what accounting literature you are relying on. In this regard, clarify whether your hardware products include embedded software that is considered to be more than incidental to the product as a whole, including how you considered paragraph 2 of SOP 97-2.

Company Response: Statement of Position (SOP) 97-2: Software Revenue Recognition indicates that its provisions are applicable to the sales of any products or services containing or utilizing software when the software content is more than incidental. Footnote 2 to paragraph 2 of SOP 97-2 provides that the following factors must be considered when making this determination:

(1)	The significant focus of the marketing effort or is the software sold separately.

(2)	Provision of post-contract customer support (PCS).

(3)	Significance of software development costs.

The Company believes that prior to the acquisition of Convedia, the embedded software included within our “legacy” hardware products was not subject to SOP 97-2. With the acquisition of Convedia, the Company added a line of Convedia Media Server (CMS) products that contain software that is considered to be more than incidental. This determination was made based on the amount of CMS R&D that is focused on software as well as the fact that these products are generally sold with PCS, as such these products are subject to SOP 97-2.

The Company’s legacy hardware products contain embedded software that is considered incidental. The embedded software associated with our legacy hardware sales is not a focus of the Company’s marketing effort, is not sold separately and is a minor focus of our R&D efforts. Further, typically no PCS, such as telephone support, upgrades or enhancements, is provided for the embedded software other than occasionally fixing code bugs pursuant to warranty terms. Therefore, legacy hardware product sales, which include embedded software, are generally recognized upon shipment.

In response to the Staff’s comments, the Company will include the following changes to our existing disclosure in future filings in order to clarify our revenue recognition policies:

Hardware

Revenue from hardware products where software is incidental is recognized in accordance with Staff Accounting Bulletin (“SAB”) 104.

The software content included in our Convedia Media Servers is considered to be more than incidental and therefore the revenue associated with these products is recognized in accordance with Statement of Positions (“SOP”) 97-2.

Software Royalties and Licenses

Revenue from Software Royalties and Licenses is recognized in accordance with SOP 97-2.

Software maintenance

Software maintenance services are recognized as earned on the straight-line basis over the terms of the contract in accordance with SOP 97-2.

Engineering and other services

Engineering services revenues is recognized upon completion of certain contractual milestones and customer acceptance of the services rendered in accordance with SOP 81-1.

Inventories, page 58

3.	We note in your disclosure that you record inventory reserves for obsolete and marketable inventory. Tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us whether inventory previously written down to the estimated net realizable value is ever written back up due to changes in future demand and market conditions. Additionally, tell us whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.

Company Response: Pursuant to ARB 43 and SAB Topic 5-BB, our inventory valuation allowances establish a new cost basis for inventory and inventory is not written up.

Inventory previously written down has been subsequently sold and the impact of such sales on gross margin is considered to be immaterial. The Company strives to perfect its identification and calculation of excess and obsolete inventory and has consistently applied the same methodology when assessing inventory.

Note 8 - Intangible Assets, page 67

4.	We note in your disclosure on page 33 that amortization of purchased technology has been classified in a separate expense category in your statements of operations as intangible asset amortization as opposed to cost of revenue. Tell us whether this purchased technology is integrated into your current and future products sold to your customers. If this technology is being included in the products that you sell to your customers, then please tell us why you have not included this amortization in cost of sales. Absent a compelling argument as to why you believe such amortization should be classified as operating expenses, tell us what consideration you have given to reclassifying such amounts as cost of revenues or tell us why such a revision is not necessary.

Company Response: Current and future sales include products that integrate purchased technology. In determining the classification of amortization of definite lived intangible assets in our financial statements, we have considered FASB Concept Statements No. 3 and No. 5, regarding expense recognition. Our policy for separate presentation from cost of revenues is based on the premise that if an expense does not specifically relate to the delivery of our services in the period revenue is recognized or the expense does not have a direct relationship to revenues, then the expense is not classified as a cost of revenues, but remains classified within operating income. We believe amortization expense represents a systematic and rational allocation of the consumption of intangible assets, is not directly tied to the recognition of revenues and is more appropriately reflected as a period expense. Definite lived intangibles are amortized on a straight-line basis over their estimated useful lives. Given that the amortization of our definite lived intangibles is not directly tied to specific products and services, we have reflected such expenses within amortization expense and not treated them as direct costs of revenues, rather as period expenses. We have consistently applied this policy for classification of these expenses within our financial statements.

In the application of this policy the Company has given consideration to industry practice. A significant number of the Company’s peers and competitors follow a similar policy for the classification of the amortization of definite lived intangibles assets and therefore the application of this policy allows a statement of operations that is more comparable to other companies in our industry.

Overall, we believe separate disclosure of amortization on the face of our statements of operations provides the reader of our financial statements a better understanding of our financial performance and also separately classifies expenses which are not tied directly to revenues.

Note 13 - Long-term Liabilities

5.	We note that you issued $100 million aggregate principal amount of 1.375% Convertible Senior Notes due 2023 and that upon conversion, you have the right to deliver shares of your common stock, cash or a combination of cash and shares of your common stock. Tell us how you considered applying the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of these notes include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.

Company Response: Upon review of EITF 00-19, the Company believes that the debt is not conventional convertible debt as the notes can be settled in cash, shares or a combination of the two. Specifically, the notes are convertible prior to maturity into shares of the Company’s common stock under certain circumstances that include but are not limited to (i) conversion due to the closing price of the Company’s common stock on the trading day prior to the conversion date reaching 120% or more of the conversion price of the notes on such trading date and (ii) conversion due to the trading price of the notes falling below 98% of the conversion value. Upon conversion the Company will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock.

As the debt is not a conventional convertible, we considered paragraphs 12-33 of EITF 00-19 to determine the appropriate classification for the conversion option. Paragraphs 12-33 set forth the criteria for determining whether an embedded derivative is an equity instrument and would thereby be excluded from the scope of SFAS No. 133. Our analysis of the terms and conditions of the convertible notes indicates that all criteria have been satisfied.

Criteria # 1 - The contract permits the Company to settle in unregistered shares.

ElTF 00-19, paragraph 14 states, “if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.”

In the Convertible Debt Agreement there is no contract requirement for RadiSys to settle the obligation in registered shares. Therefore, Criteria #1 is considered to have been met.

Criteria #2 - The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Approximately 4,243 thousand shares of common stock would be required to settle conversions of all the outstanding convertible notes at the current conversion price of $23.57 per share. At the time of issuance of the notes, we had approximately 81,726 thousand shares authorized and unissued. Additional commitments potentially requiring issuance of stock included stock option plans, the employee stock purchase plan and convertible subordinated debt (issued 1999) totaling commitments of up to approximately 6,500 thousand shares. Hence, at all times since issuance, the Company has had ample shares available to settle all of our conversion obligations under the outstanding convertible notes and Criteria #2 is considered to have been met.

Criteria #3 – The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The Indenture and related convertible notes effectively state a limit on the number of shares to be delivered in the sense that the maximum number is equal to the aggregate principal amount of the convertible notes divided by the conversion price. In other words, under the terms of the Indenture, the number of shares to be delivered in share settlement cannot exceed the principal amount of $100,000 thousand divided by the conversion price of $23.57, or 4,242,681 shares. Accordingly, Criteria #3 is considered to have been met.

Criteria #4 – There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

The terms and conditions of the notes do not require a cash payout in the event the Company fails to make timely filings with the SEC and only provide for the accrual of additional interest if the notes and underlying shares are not timely registered for resale. Settlement of obligations when there exists a registration default is not required to be in cash, but can be in cash, shares, or a combination of the two. That decision resides with the issuer. Therefore, Criteria #4 is considered to have been met as cash settlement is not required.

Criteria #5 – There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions.

Under the Indenture there is no such “top-off” or “make-whole” provisions and Criteria #5 is considered to have been met.

Criteria #6 – The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Under the guidance of EITF 00-19, in events where a net-cash settlement is required and the event is not within a company’s control, the contract must be classified as an asset or a liability. Under the terms of the notes, the only circumstance where the conversion feature of the convertible notes becomes exercisable for cash (other than minor amounts of cash for fractional shares) is in the event of a change in control of the Company. The note holders of the Company’s debt, in connection with a change of control, could require cash payment to the extent of par only. Under no circumstances are holders of shares acquired upon conversion of the notes entitled to net-cash settlement. Therefore, Criteria #6 is considered to have been met.

Criteria #7 – There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no provisions in the Indenture or the related form of convertible notes that indicate that the holder of the conversion feature has rights that rank higher than those of a shareholder. Therefore, Criteria #7 is considered to have been met.

Criteria #8 – There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement under the Indenture or the related form of convertible notes that any collateral be posted for any reason. Therefore, Criteria #8 is considered to have been met.

Conclusion.

The Company has determined that the terms and conditions governing the conversion feature meet each of the above criteria. As such, the Company has concluded that the conversion feature qualifies for equity treatment under EITF 00-19, and thus the embedded derivative should not be separated from its debt host. This is consistent with our current accounting treatment.

Note 14 - Staff Accounting Bulletin No. 108

6.	We note your disclosures in Note 14 where you state "the transitional provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years." You further indicate that the Company considers the adjustments (included in retained earnings) to be immaterial to prior periods. While SAB 108 requires registrants to disclose the fact that errors had previously been considered immaterial (when evaluated under either the iron curtain or roll-over approach, but not both); recording a cumulative effect adjustment indicates that a registrant has concluded that the previously immaterial adjustments would be considered material under SAB 108. It is not clear how the Company applied the guidance in SAB 108 and whether or not you have concluded that the previously immaterial errors would be considered material under SAB 108. It is also not clear from your disclosures how you previously assessed materiality (iron-curtain versus rollover method) and whether you consistently applied such method in all periods. Please explain how you applied the guidance in SAB 108 in concluding that a cumulative effect adjustment was considered necessary. Also, tell us what consideration you will give to revising your disclosures in future filings to clarify these inconsistencies.

Company Response: Before the adoptions of SAB 108 the Company consistently evaluated materiality using the roll-over approach. The Company had previously identified errors related to the manner which it accounted for it’s operating leases. When assessing these errors in prior periods no consideration was given to the impact of correcting the error associated with the deferred rent liability on the balance sheet as the Company followed the roll-over method. Upon adoption of SAB 108 the Company reevaluated its assessment of materiality related to deferred rent liabilities and concluded that correcting the error existing in the balance sheet at the end of 2006 (i.e. iron-curtain) would result in an adjustment that was considered material.

The Company will revise future filings to clarify the adjustment resulting from the adoption of SAB 108 as follows:

During the year 2006 the Company adopted Staff Accounting Bulletin (SAB) No.108. The transitional provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of prior year errors previously considered to be immaterial if the effect of adopting SAB 108 would be material. Such adjustments do not require previously filed reports with the SEC to be amended. In accordance with SAB 108, the Company has adjusted beginning retained earnings for fiscal 2006 in the accompanying consolidated financial statements for the items described below.

The Company currently leases two buildings in Hillsboro Oregon, which serve as the Company’s headquarters and primary in-house manufacturing facilities. The leases were entered into in October of 1996 and March of 1997 and extend to October of 2011. The terms of each lease include escalating lease payments over the life of the leases. These leases have been properly accounted for as operating leases but the expense associated with these leases was based on actual payments instead of a straight-line basis in accordance with the SFAS 13, “Accounting for Leases”. When considering the materiality of these misstatements in prior periods the Company considered the amount of error originating in the then current year's income statement. Upon the adoption of SAB 108 the Company continued to asses materiality based on this approach but also considered the materiality of correcting the misstatement existing in the balance sheet at the end of the current year. Based on this new approach to considering materiality the Company concluded that the misstatements previously considered immaterial were material under the dual method. The cumulative error resulted in a reduction to 2006 beginning retained earnings, net of tax of $704 thousand and an increase in current and long-term liabilities for the deferred rent liability as of January 1, 2006 of $1.1 million.

Note 15 - Commitment and Contingencies, page 73

7.	We note that as a result of a customer claiming a breach of a software maintenance support contract, in the fourth quarter of 2006 you received notice that the customer intended on settling their claim and that it was determined that any likely settlement of this claim will range from zero to $950,000. Clarify the amount you have recorded as an accrual for your best estimate of the probable settlement as of December 31, 2006.

Company Response: As of December 31, 2006, the Company had accrued $200 thousand as its best estimate of the probable settlement of this claim. This was considered the most probable loss amount at the time as the Company’s management would have settled the claim for this amount. As disclosed in footnote 1 of the Company’s Financial Statements included in Form 10-Q for the quarter ended March 31, 2007, the Company settled the claim for approximately $90 thousand.

Schedule II - Valuation And Qualifying Accounts. page 99

8.	As noted in comment 3 above, Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB) indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. As a result, amounts recorded in separate accounts to recognize obsolete and unmarketable inventory reserves are not considered reserves for the purpose of this schedule because those amounts, in substance, represent normal adjustments of inventory rather than true "reserves." Similarly, valuation allowances for deferred tax assets are not required to be presented on Schedule II if the disclosure requirements of SFAS 109, Accounting for Income Taxes, are met because the information required to be disclosed under SFAS 109 is consistent with the information required by Schedule 11. In light of this, tell us how you intend to comply with the disclosure requirements of Item 5-04(a)(2) to exclude these items.

Company Response: In future fillings the Company will exclude the obsolescence reserve and tax valuation reserve from the table of Valuation and Qualifying Accounts.

Item 9A. - Controls and Procedures, page 92

9.	We note your disclosure that the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures are "effective, to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Company Response: The Company notes the Staff's comment regarding the Item 9A disclosure and confirms that as of the end of the period covered by Form 10-K for the fiscal year ended December 31, 2006, our principal executive and financial officers have concluded that our disclosure controls and procedures are effective as required by Rule 13a-15(e). In future filings Item 9A. – Controls and Procedures of the Form 10-K will include the following revised language.

Disclosure Controls and Procedures. Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that information required to be disclosed by our company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and that information we are required to disclose in our SEC reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

This revised disclosure will also be incorporated in future filings on Form 10-Q Part I, Item 4 and is included in the most recent Form 10-Q Part I, Item 4 filed with the Commission on August 7th.

Forms 8-K Dated February 7, 2007 and April 26, 2007

10.	We note your use of non-GAAP measures under Item 9.01 in the Forms 8-K noted above, which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP operating profit margin and non-GAAP diluted earnings per share):

•	the economic substance behind management's decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10 (e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results. Explain what you mean by "core operating results" and explain why excluding certain items is indicative of the Company's "core" operating performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explains how you determined that the excluded items were representative of your core operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

Company Response: The Company respectfully advises the Staff that it believes the non-GAAP measures presented in our earnings releases, when taken together with the corresponding GAAP measures, provide meaningful supplemental information regarding our performance by adjusting certain items that may not be indicative of our core business, operating results or future outlook. Our management team uses these non-GAAP measures in assessing the performance of our business. We also use these non-GAAP measures when planning, allocating resources, forecasting and analyzing future periods and when making compensation, bonus and performance evaluations with respect to all employees. Our view that such measures are useful to investors is supported by the feedback from our earnings calls and in discussions with the investment community, which indicates that such measures are considered meaningful information and allows the investment community to enhance their valuation models to better align their projected results with those of our competitors or of companies in different market sectors. By adjusting for these items, we and our investors are also able to gain a better understanding of our performance as compared to prior periods. In future filings, we will enhance our disclosures to further clarify what we mean by core operating results, how management uses such measures and why management believes such measures provides useful information to investors.

In calculating non-GAAP net income and the other derivative non-GAAP financial measures, we adjust GAAP net income to exclude charges for amortization of intangible assets, stock-based compensation, acquisition related expenses and restructuring charges. We also adjust GAAP net income to exclude non-recurring gains, such as material gains/losses on the disposal of fixed assets, insurance gains and supplier settlements.

With regard to our adjustment of GAAP results for amortization of intangible assets and for other acquisition related expenses, we note that when analyzing the operating performance of an acquisition, our management considers the total return provided by the investment we have made in such acquisition (i.e., operating profit generated as compared to the purchase price paid) without taking into consideration any allocations made for accounting purposes. Thus, because the purchase price for an acquisition, such as the Convedia acquisition, necessarily reflects the accounting value assigned to intangible assets, including acquired in-process R&D and goodwill, when analyzing the return provided by the acquisition in subsequent periods, our management for planning and evaluation purposes excludes the GAAP impact of acquired intangible assets and other acquisition related expenses to our financial results. We believe that such an approach is very useful in understanding the long-term return provided by an acquisition and that our investors benefit from a supplemental non-GAAP financial measure that adjusts for the accounting expense associated with acquired intangible assets.

In addition, in accordance with GAAP we recognize expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, we generally capitalize the cost of acquired intangible assets and recognize that cost as an expense over their useful lives (other than goodwill and acquired in-process technology, which we recognize as required). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of these two types of assets. Accordingly, our management and, we believe, our investors find it useful for us to provide supplemental financial results that exclude the amortization of acquired intangibles from our operating results, in addition to our GAAP results, which do reflect such charges.

With regard to stock-based compensation, we adopted SFAS 123R, “Share-Based Payments”, on January 1, 2006. Internally, we do not take into account stock-based compensation charges when we evaluate the performance of our employees. In addition, our management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, our management teams are held accountable for cash-based compensation and such amounts are included in these operating plans. Further, we do not consider the grant date fair value when making equity awards to employees; we carefully manage our use of equity awards based on overall shareholder dilution and on overall potential cash compensation to the employee.

The communications networking and commercial systems markets are very cyclical. Accordingly, we and our investors often analyze our business and operating performance in the context of these business cycles, comparing our performance at similar stages of different cycles. While we expect to incur stock-based compensation expense for the foreseeable future, we believe that, for comparability, a non-GAAP measure adjusted for stock-based compensation expense is important to understand the long-term performance of our core business. In addition, given our adoption of SFAS 123R, we believe that the provision of non-GAAP information that adjusts for these charges facilitates the comparison of year-over-year results. We have taken into account the observations and guidance provided in paragraph G2 of Staff Accounting Bulletin 107 in electing to provide this additional information to investors.

With regard to our adjustment of GAAP results for restructuring activities, we note that we have engaged in various restructuring activities, each of which has been a discrete event based on a unique set of business objectives. We note that Question 8 of the FAQs regarding the use of non-GAAP financial measures provides that there is no per se prohibition against removing a recurring item and whether such a non-GAAP financial measure would be acceptable depends on all of the facts and circumstances. Each of the restructurings we have implemented over the past 5 years has been unlike its predecessors in terms of its operational implementation, business impact and scope.

The Company respectfully submits that its disclosure of non-GAAP financial measures that exclude recurring non-cash transactions and special items is consistent with the guidance contained in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in that, (i) the Company is not providing this information in an attempt to smooth earnings, (ii) the excluded information is not utilized by management when allocating resources, determining bonuses and measuring the Company's performance and (iii) the Company believes, as discussed above, that such non-GAAP financial measures provide useful information to investors.

The Company supplementally advises the Staff that it will revise the disclosure in its future earnings releases and related Forms 8-K to include (i) further detail regarding why it believes the non-GAAP financial measures presented provide useful information to investors, (ii) the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures (iii) the manner in which management compensates for these limitations when using the non-GAAP financial measures and (iv) the economic substance behind managements decision to use such a measure, as shown in the proposed disclosure contained in Attachment 1 to this letter.

11.	We believe the Non-GAAP Consolidated Statements of Operations appearing in your Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-81 76 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Company Response: The Staff's comment is noted. The Company will revise the presentation of its reconciliation of non-GAAP measures to their closest GAAP counterparts in its future filings. The Company's proposed revised presentation of this information is included in Attachment 1 to this letter.

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (503) 615-1281 should you have any questions or comments.

Sincerely,

/s/ Brian Bronson
Brian Bronson
Chief Financial Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Revenues	$75,530	$84,539	$142,383	$150,350
Cost of sales	56,829	60,946	104,441	109,023

Gross margin	18,701	23,593	37,942	41,327
Research and development	11,529	10,717	22,309	19,841
Selling, general, and administrative	11,829	9,484	23,257	17,689
Intangible assets amortization	4,255	136	8,513	461
Restructuring and other charges (reversals)	1,444	(233)	1,532	(174)

Income (loss) from operations	(10,356)	3,489	(17,669)	3,510
Interest expense	(431)	(433)	(863)	(869)
Interest income	1,627	2,635	3,256	4,871
Other income (expense), net	(65)	464	(121)	475

Income (loss) before income tax provision	(9,225)	6,155	(15,397)	7,987
Income tax provision (benefit)	(1,901)	1,796	(2,681)	2,202

Net income (loss)	$(7,324)	$4,359	$(12,716)	$5,785

Net income (loss) per share:
Basic	$(0.34)	$0.21	$(0.58)	$0.28

Diluted (I)	$(0.34)	$0.18	$(0.58)	$0.24

Weighted average shares outstanding:
Basic	21,802	21,015	21,742	20,858

Diluted (I)	21,802	25,915	21,742	25,731

(I)	For the three and six months ended June 30, 2006, the number of diluted weighted average shares outstanding calculation includes shares underlying our 1.375% convertible senior notes; as a result, the diluted earnings per share calculation excludes the interest expense for our 1.375% convertible senior notes, net of tax benefit, which amounted to $243 thousand and $488 thousand for the three and six months ended June 30, 2006. For the three and six months ended June 30, 2007 the effects of the assumed conversion of the 1.375% convertible senior notes are excluded in the computation of diluted earnings per share as the effect would be anti-dilutive.

Non-GAAP Financial Measures

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides are necessary to allow the investment community to construct their valuation models to better align its results and projections with its competitors and market sector, as there is significant variability and unpredictability across companies with respect to certain expenses, gains and losses.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

RECONCILIATION OF GAAP to NON-GAAP FINANCIAL MEASURES

(In thousands, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
GROSS MARGIN:
GAAP gross margin	$18,701	$23,593	$37,942	$41,327

(b) Amortization of deferred compensation	25	—	50	—
(d) Purchase accounting adjustments	101	—	250	—
(e) Stock-based compensation	270	198	532	416

Total Non-GAAP adjustments	396	198	832	416

Non-GAAP gross margin	$19,097	$23,791	$38,774	$41,743

RESEARCH AND DEVELOPMENT:
GAAP research and development	$11,529	$10,717	$22,309	$19,841

(b) Amortization of deferred compensation	(160)	—	(320)	—
(e) Stock-based compensation	(712)	(363)	(1,314)	(751)

Total Non-GAAP adjustments	(872)	(363)	(1,634)	(751)

Non-GAAP research and development	$10,657	$10,354	$20,675	$19,090

SELLING, GENERAL AND ADMINISTRATIVE:
GAAP selling, general and administrative	$11,829	$9,484	$23,257	$17,689

(b) Amortization of deferred compensation	(282)	—	(564)	—
(c) Integration expenses	(263)	—	(377)	—
(d) Purchase accounting adjustments	(90)	—	(180)	—
(e) Stock-based compensation	(1,668)	(834)	(3,035)	(1,524)
(g) Gain on sale of building	135	—	135	—

Total Non-GAAP adjustments	(2,168)	(834)	(4,021)	(1,524)

Non-GAAP selling, general and administrative	$9,661	$8,650	$19,236	$16,165

INCOME (LOSS) FROM OPERATIONS:
GAAP income (loss) from operations	$(10,356)	$3,489	$(17,669)	$3,510

(a) Amortization of acquired intangible assets	4,124	—	8,248	—
(b) Amortization of deferred compensation	467	—	934	—
(c) Integration expenses	263	—	377	—
(d) Purchase accounting adjustments	191	—	430	—
(e) Stock-based compensation	2,650	1,395	4,881	2,691
(f) Restructuring and other charges (reversals)	1,444	(233)	1,532	(174)
(g) Gain on sale of building	(135)	—	(135)	—

Total Non-GAAP adjustments	9,004	1,162	16,267	2,517

Non-GAAP income (loss) from operations	$(1,352)	$4,651	$(1,402)	$6,067

NET INCOME (LOSS):
GAAP net income (loss)	$(7,324)	$4,359	$(12,716)	$5,785

(a) Amortization of acquired intangible assets	4,124	—	8,248	—
(b) Amortization of deferred compensation	467	—	934	—
(c) Integration expenses	263	—	377	—
(d) Purchase accounting adjustments	191	—	430	—
(e) Stock-based compensation	2,650	1,395	4,881	2,691
(f) Restructuring and other charges (reversals)	1,444	(233)	1,532	(174)
(g) Gain on sale of building	(135)	—	(135)	—
(h) Insurance Gain	—	(362)	—	(362)
(i) Income tax effect of reconciling items	(1,839)	(193)	(3,008)	(523)

Total Non-GAAP adjustments	7,165	607	13,259	1,632

Non-GAAP net income (loss)	$(159)	$4,966	$543	$7,417

GAAP weighted average shares (diluted) (I)	21,802	25,915	25,915	25,915
Non-GAAP adjustment	—	76	76	76

Non-GAAP weighted average shares (diluted) (I)	21,802	25,991	25,991	25,991

GAAP net income (loss) per share (diluted) (I)	$(0.34)	$0.18	$(0.58)	$0.24
Non-GAAP adjustments detailed above	0.33	0.02	0.60	0.07

Non-GAAP net income (loss) per share (diluted) (I)	$(0.01)	$0.20	$0.02	$0.31

(I)	For the three and six months ended June 30, 2006, the number of diluted weighted average shares outstanding calculation includes shares underlying our 1.375% convertible senior notes; as a result, the diluted earnings per share calculation excludes the interest expense for our 1.375% convertible senior notes, net of tax benefit, which amounted to $243 thousand and $488 thousand for the three and six months ended June 30, 2006. For the three and six months ended June 30, 2007 the effects of the assumed conversion of the 1.375% convertible senior notes are excluded in the computation of diluted earnings per share as the effect would be anti-dilutive.

RECONCILIATION OF GAAP TO NON-GAAP LINE ITEMS AS A PERCENT OF REVENUE

AND EFFECTIVE TAX RATE FOR THE QUARTER ENDED JUNE 30, 2007

(unaudited)

	Gross Margin	Research and Development	Selling, General and Administrative	Income (loss) from Operations	Income (loss) before income tax provision	Effective Tax Rate
GAAP	24.8%	15.3%	15.7%	(13.7)%	(12.2)%	20.6%

(a) Amortization of acquired intangible assets	—	—	—	5.5	5.5	3.4
(b) Amortization of deferred compensation	—	(0.2)	(0.4)	0.6	0.6	0.4
(c) Integration expenses	—	—	(0.3)	0.3	0.3	0.2
(d) Purchase accounting adjustments	0.2	—	(0.1)	0.3	0.3	0.2
(e) Stock-based compensation	0.3	(1.0)	(2.2)	3.4	3.4	2.2
(f) Restructuring and other charges	—	—	—	1.9	1.9	1.2
(g) Gain on sale of building	—	—	0.1	(0.1)	(0.1)	(0.1)

Non-GAAP	25.3%	14.1%	12.8%	(1.8)%	(0.3)%	28.1%

The Company excludes the following expenses, reversals, gains and losses from its non-GAAP financial measures, when applicable:

(a)	Amortization of acquired intangible assets: Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, patents, trade name and customer relationships that were acquired with the acquisition of Convedia. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, non-GAAP financial measures that exclude the amortization of acquired intangibles in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense.

(b)	Amortization of deferred compensation: Deferred compensation expense consists of amortized expenses related to 25% of the purchase price per share less the exercise price of Convedia stock options to be paid to Convedia employees still employed by RadiSys after one year of service. The Company excludes the amortization of deferred compensation expense because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Cost of sales	25	—	50	—
Research and development	160	—	320	—
Selling, general and administrative	282	—	564	—

Total amortization of deferred compensation	467	—	934	—

(c)	Integration expenses: Integration expenses consist of expenses related to the integration effort between the Company and Convedia. The Company excludes integration expenses because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business.

(d)	Purchase accounting adjustments: Purchase accounting adjustments consist of adjustments for fair value accounting treatment of Convedia assets. These adjustments relate to the write-down of deferred revenue to the cost to complete the revenue earnings process. The Company excludes the purchase accounting adjustments because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Revenue	101	—	250	—
Selling, general and administrative	90	—	180	—

Total purchase accounting adjustments	191	—	430	—

(e)	Stock-based compensation: Stock-based compensation consists of expenses recorded under SFAS 123(R), “Share-Based Payment,” in connection with stock awards such as stock options, restricted stock awards and restricted stock units granted under the Company's equity incentive plans and shares issued pursuant to the Company's employee stock purchase plan. The Company excludes stock-based compensation from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business and because the Company believes that investors want to understand the impact on the Company of the adoption of SFAS 123(R); the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Cost of sales	270	198	532	416
Research and development	712	363	1,314	751
Selling, general and administrative	1,668	834	3,035	1,524

Total stock-based compensation	2,650	1,395	4,881	2,691

(f)	Restructuring and other charges (reversals): Restructuring and other charges primarily relate to activities engaged in by the Company's management to simplify its infrastructure. Restructuring and other charges are excluded from non-GAAP financial measures because they are not considered core operating activities and the occurrence of such costs are infrequent. Although the Company has engaged in various restructuring activities over the past several years, each has been a discrete, extraordinary event based on a unique set of business objectives. The Company does not engage in restructuring activities on a regular basis or in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results.

(g,h)	Other special items: These amounts arise from the sale of the DC3 building in the second quarter of 2007, and the insurance gain in the second quarter of 2006. The Company excludes these special items because they do not reflect the Company's ongoing business and they do not have a direct correlation to the operation of the Company's business.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Gain on sale of building	(135)	—	(135)	—
Insurance Gain	—	(362)	—	(362)

Total other special items	(135)	(362)	(135)	(362)

(i)	Income taxes: Incremental income taxes associated with non-GAAP adjustments.

The tables below are related to guidance estimates for the quarter ending September 30, 2007:

RECONCILIATION OF GAAP TO NON-GAAP GUIDANCE

NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE

(unaudited, dollars in millions except per share amounts)

	Estimates for the Quarter Ended September 30, 2007		Per Share Estimates for the Quarter Ended September 30, 2007
	Low End	High End	Low End	High End
GAAP net loss (assumes tax rate of 17%)	($6.5)	($5.4)	($0.29)	($0.25)

Amortization of acquired intangible assets	3.5	3.5	0.16	0.16
Stock-based compensation	2.4	2.4	0.11	0.11
Amortization of deferred compensation	0.3	0.3	0.01	0.01
Purchase accounting adjustments	0.1	0.1	0.00	0.00
Gain on sale of land	(0.1)	(0.1)	0.00	0.00

Total adjustments	6.2	6.2	0.28	0.28

Non-GAAP net income (loss) (assumes tax rate of 37%)	($0.3)	$0.8	($0.01)	$0.03

RECONCILIATION OF GAAP TO NON-GAAP GUIDANCE ESTIMATES

FOR THE QUARTER ENDED SEPTEMBER 30, 2007

(unaudited, dollars in millions)

	Research and Development Expense	Selling, General and Admin. Expense
GAAP	$11.4	$11.9

Stock-based compensation	(0.8)	(1.7)
Amortization of deferred compensation	(0.1)	(0.2)
Gain on sale of land	—	0.1
Purchase accounting adjustments	—	(0.1)

Non-GAAP	$10.5	$10.0